Exhibit 1.01

Nektar Therapeutics

Conflict Minerals Report

For the Years 2015 & 2016

Introduction and Company Overview

Nektar Therapeutics, Inc. (“Nektar”, “we”, “our”, “us”, or the “Company”) presents this Conflict Minerals Report (the “Report”) for the reporting period January 1, 2015 to December 31, 2016, pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Securities and Exchange Commission (the “SEC”) adopted the Rule to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). The Rule imposes certain reporting obligations on registrant companies who manufacture, or contract to manufacture, products that contain Conflict Minerals that are necessary to the functionality or production of their products. For products that contain necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries.” Please refer to the Rule, Form SD and the SEC Release No. 34-67716 (August 22, 2012) for definitions of terms used in this Report, unless otherwise defined herein.

Covered Products

Conflict Minerals in the form of gold and the derivatives tantalum, tin, and tungsten (collectively “3TG”) are necessary to the functionality and production of one of Nektar’s products, PDDS device. This product is currently in development and being evaluated in a clinical trial. This product is presently manufactured by a contracted third party. This product is referred to in this Report as the “Covered Product.”

Reasonable Country of Origin Inquiry

A cross-functional team was assembled within Nektar to develop and implement our supply chain due diligence for the Covered Product. This team included members of Legal, Operations and Purchasing departments, and also included an external engineering firm to assist in identifying any potential Conflict Minerals in our Covered Product.

Nektar’s process for determining the country of origin of the Conflict Minerals identified as present in the Covered Product (our “reasonable country of origin inquiry” or “RCOI”) was to conduct a survey with our direct suppliers and their immediate suppliers of parts identified as containing 3TG, using the Conflict Minerals Reporting Template (the “Template”) developed by the Conflict Free Sourcing Initiative (“CFSI”) with known Conflict Minerals used in the process or manufacturing of the Covered Product. All pertinent suppliers in our Covered Product’s supply chain were requested to complete the survey and did so satisfactorily.

Survey Responses

Based on the results of our RCOI, we did not receive sufficient information to be able to formulate a reasonable belief that all of the Conflict Minerals in our supply chain for Covered Products did not originate in the Covered Countries or were from recycled or scrap sources. In at least two components, the 3TG used was from recycled or scrap sources. Three suppliers indicated that they purchased certain 3TG used in their manufacturing processes that may originate from the Covered Countries and which are not from recycled or scrap sources. These suppliers also indicated that the 3TG potentially originating from Covered Countries were obtained from smelters that, in each case, were members of the Conflict Free Smelter Program Compliant Smelter List.

The Conflict- Free Smelter Program (“CFSP”) Compliant Smelter List is a published list of smelters and refiners that have undergone assessment through the CFSP, a program of the CFSI or industry equivalent program (such as Responsible Jewellery Council or London Bullion Market Association) and have been validated to be in compliance with the protocols. If a smelter or refiner is not on the list, it has either not completed a CFSP assessment or is not in compliance with the CFSP protocol. A list of smelters and refiners which have been validated to be compliant to the CFSP can be found at www.conflictfreesourcing.org. The CFSP is a program developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to enhance company capability to verify the responsible sourcing of metals.

Due Diligence

Due Diligence Efforts

Our due diligence framework was designed to conform to the framework established by the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements.

The Company’s diligence measures included reviewing and analyzing the completed Templates and other responses from our direct suppliers as well as the smelters or refiners identified in the supply chain for the Covered Product based on supplier responses and comparing those identified to information collected via an independent conflict free smelter validation program such as CFSP. We did not receive sufficient detail regarding the specific products we purchase or the specific smelters and refiners that processed our necessary Conflict Minerals that would have allowed us to confirm that the Conflict Minerals in our Covered Product were processed by any particular 3TG smelter or refiner.

Nektar does not have a direct relationship with 3TG smelters and refiners and is not able to perform or direct audits at any of these entities within our supply chain. As a downstream purchaser of components with 3TG, we are several steps removed from the original source of the 3TG. Nektar relies solely on the results of our supply chain participants survey results to perform our due diligence in this regard.

Future Plans for Monitoring Conflict Minerals in our Supply Chain

Nektar has taken, and is taking, the following steps to mitigate the risk that Conflict Minerals contained in our products could benefit armed groups in the DRC or adjoining countries:

•	All new suppliers of materials that contain 3TG will be required to submit survey responses identifying the sources of all 3TG contained in the components supplied to, or used to manufacture parts for, Nektar.

•	Annually Nektar will survey its suppliers from whom we purchase parts that contain 3TG to assess if the 3TG originates in Covered Countries.

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